Pocket Counsel, Inc.
Luc Nguyen, Esq.
1192 Draper Pkwy., #244
Draper, UT 84020
Ph: (801) 349-8274

September 12, 2011

By Facsimile to (703) 813-6968

United States Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
Attn: Mr. Edward M. Kelley
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax (703) 813-6968

Re:	Auscrete Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed August 16, 2011
File No. 333-166976

Dear Mr. Kelley:

I am writing in response to your letter dated August 31, 2011 in which you provide comments in connection with the above-referenced registration.  This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement.  The numbered responses in this letter correspond to the numbered requests in your letter. The Commission’s Comments appear in bold and italics below.  The Company’s responses immediately follow each corresponding comment in italics.

General

1.
We note your response to prior comment two from our letter dated June 7, 2011. We note that it appears you have revised items related to your proposed acquisition. Please revise your document to address the following items:

•
It appears that you intend to acquire $489,900 of equipment from Auscrete of Oregon. Given your disclosure on page 16, it appears that this amount represents the original cost of the equipment. Please discuss how this amount is currently representative of the fair value of the equipment.

Company Response: Because it is customized equipment and difficult to value on resale, we felt the most accurate measure of the value of such equipment was its original cost. Without any comparable acquisitions to measure this particular acquisition against, we determined that the value of the equipment we propose to acquire for $489,900 represents the fair market value of such equipment based on the price we would be willing to pay a third party in a similar transaction at arms-length.

•
Please include a specific and comprehensive discussion of the items attributable to the remaining $260,100 of the planned purchase price and how you have determined the fair value of each individual item.

Company Response: The items attributable to the remaining $260,100 comprise intellectual property including: technology; know-how; development of systems; procedures and production strategies; management and inventory storage processes and marketing infrastructure. In order to commence production of vended product as of the day of the acquisition, the turnkey operation requires not only the listed equipment assets, but the ACC technology as well.
Developed over about 8 years, we have estimated the following costs of development:
Salaries/wages for equipment engineering and design, drafting, testing and structure
design and development and product promotion. (Sometimes 2 and 3 persons)	$330,000
Unrecoverable cost of prototype structure construction and destruction and materials
for testing.	$120,000
Inventory. (Cement, aggregates, rebar, surfactant, finished product, other etc)	$49,500
Total Cost	$499,500
This value was arbitrarily discounted to $260,100 to represent the difference between the equipment value and the minimum offering. Without any comparable acquisitions to measure this acquisition against, we determined that the value of the assets listed above were fair market value based on what price we would be willing to pay to acquire similar assets from a third party at arms-length.

•
Given that it appears your acquisition includes assets and intellectual property, please tell us what consideration you have given to whether this is a proposed acquisition of a business. Reference ASC 805.

Company Response: The Company had considered whether the acquisition of certain assets and intellectual property of Auscrete of Oregon would constitute an acquisition of a business, but considering that Auscrete of Oregon would retain substantial assets that would not be acquired by the Company, the Company came to the conclusion that the acquisition should fall along the lines of an asset acquisition and not an acquisition of a business.  As previously stated, Auscrete of Oregon has a number of other technologies in unrelated fields such as agricultural equipment, fuel additives and transportation.

•	Please tell us what consideration you gave to whether this is a combination of entities under common control.

Company Response:  For the same reasons listed in the bullet point directly above, the Company does not consider this a combination of entities under common control.

•	Please tell us what consideration you gave to including the financial statements of Auscrete of Oregon.

Company Response: For the same reasons that the Company did not consider the acquisition of the assets from Auscrete of Oregon an acquisition of a business, the Company did not feel that including the financial statements of Auscrete of Oregon was merited.

Registration Statement's Facing Page

2.	In footnote (2) to the calculation of registration fee table, specify the subparagraph of Rule 457 used to calculate the registration fee.

Company Response: Footnote (2) has been revised to specify that calculation of the registration fee is made pursuant to subparagraph (a) of Rule 457.

Prospectus' Outside Front Cover Page

3.
Refer to prior comments 5 and 9. The revised disclosure in the second paragraph and elsewhere in the prospectus is difficult to follow and does not conform to the disclosure in section 1(g) of the escrow agreement filed as exhibit 10.1 to the registration statement. Further, the revised disclosure that all subscription funds will be held in escrow until the threshold amount of $750,000 or the minimum offering amount is achieved, standing alone, is inconsistent with the requirements of Rule 419(e)(3) of Regulation C under the Securities Act. As we understand this offering, it seems that funds will not be released from escrow to the company until both of the following conditions have been met: (i) investors have subscribed for a minimum of 2.5 million shares; and (ii) the company has or at the same time as such release will have complied with the requirements for the consummation of an acquisition that complies with Rule 419(e)(1) and (2). It also appears that the company may receive up to 10% of the proceeds of the offering as they are deposited into the trust account, but only after the minimum subscription amount has been met, consistent with Rule 419(b)(2)(vi) and Note 1 to Rule 419(e). If both of the conditions described above have not been fully met by the date which is 18 months after the effective date of the registration statement, then we understand that the funds will be released back to the investors, consistent with Rule 419(e)(2)(iv). Please confirm our understanding, and revise here and, as appropriate, elsewhere in the prospectus.

Company Response: The Company does not intend to have 10% of the proceeds released. The paragraph has been rewritten for clarity and the registration statement has been modified accordingly.

4.
Also with a view toward simplifying disclosure on your cover page, please limit your reliance on defined terms such as "Auscrete" or the "Company," "Shares," "Minimum Offering," "Escrow Account," "S.E.C.," "Securities Act," "Deposited Funds," and "Deposited Securities." The meaning of your disclosure should he evident from its context without overreliance on defined terms.

Company Response:  The disclosure on the cover page has been modified to reduce the reliance on defined terms.

5.
The revised disclosure in the second paragraph indicates that all investors will be entitled to the return of a pro rata portion of the deposited funds and none of the deposited securities will be issued to investors if a sufficient number of investors do not elect to remain investors. Clarify what constitutes a sufficient number of investors for this purpose.

Company Response: The registration statement has been modified to clarify that the number of investors with an aggregate investment amount equal to the minimum offering of $750,000 shall constitute a sufficient number of investors for the purpose of releasing the funds from escrow; otherwise, the investors shall receive their pro rata portion of the deposited funds.

Proposed Acquisition, page 3

6.
Refer to section 2 of the sale of assets agreement filed as exhibit 10.10, and make clear in the prospectus that a condition to the sale is satisfactory completion of the minimum offering of $750,000 by Auscrete Corporation. Further, advise what consideration you have given to risk factor disclosure that the sale will not occur if this condition is not met.

Company Response: The “Proposed Acquisition” segment on Page 3 has been modified by the addition of the final sentence disclosing the consummation of the sale being contingent on the raising of the minimum offering of $750,000.  The risk disclosures have also been modified by the addition of the discussion regarding the possibility that the sale will not occur if this condition is not met.

7.
We note that you refer to Auscrete of Wyoming in this section. Please explain what your relationship is with this entity. If you mean to refer to the company, please refer to yourself in a manner that is consistent with other disclosures in the prospectus.

Company Response: References to Auscrete of Wyoming have been universally changed to refer to the Company.

Use of Proceeds, page 10

8.	Refer to prior comment 14. Disclose why the acquisition costs differ for the application of proceeds in the minimum offering and the maximum offering.

Company Response: Acquisition Costs were inadvertently worked at 10% instead of 1% of the minimum offering as the approximate cost of lawyer’s fees etc. The registration statement has been modified accordingly.  The acquisition costs are now the same under the minimum offering and the maximum offering.

9.	We assume that the reference to the 18 day offering period rather than to the 18 month offering period in the first paragraph's penultimate sentence is inadvertent. Please revise.

Company Response:  Revised accordingly.

Plan of Operations, page 23

10.	To the extent that you have any updates to the progress of your operations, please provide a recent developments section to disclose and discuss such information.

Company Response: There are no updates to the progress of our operations to report.

Financial Statements, page 34

Balance Sheet for the Period Ended June 30, 2011, page F-7

11.	Please revise your balance sheet at June 30, 2011:

•	To replace the June 30, 2010 balance sheet with the balance sheet as of December 31, 2010. Additionally, please label your December 31, 2010 balance sheet as "audited."

Company Response: Balance Sheet revised accordingly.

•
To provide the line items and amounts which comprise stockholders equity. We note that your balance sheet only displays the total of stockholders' equity and does not show the common stock and retained deficit line items.

Company Response: Balance Sheet revised accordingly.

Exhibit 5.1

12.	Revise the first paragraph to reflect the reduction from 10,000,000 to 3,125,000 shares of common stock being registered under this registration statement.

Company Response: First paragraph of Exhibit 5.1 revised accordingly.

Exhibit 10.1

13.
Refer to prior comment 31. Disclosure in recital B and section 1(b) of the escrow agreement that proceeds will be deposited in escrow and released to the company when the threshold amount of $750,000 or the minimum offering amount is achieved is inconsistent with section 1(g) of the escrow agreement and the requirements of Rule 419(e)(3) of Regulation C under the Securities Act. Please revise.

Company Response: Reference to the release of 10% of the proceeds has been deleted. The Agreement has been modified accordingly.

Exhibit 23.1

14.	We note that the consent from your auditors is dated April 27, 2011. Please revise your registration statement to provide an updated consent from your auditors.

Company Response: Exhibit revised accordingly.

In conclusion, we look forward to your response to the revisions we have incorporated.  In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Pocket Counsel, Inc.
/s/ Luc Nguyen
Luc Nguyen, Esq.